EXHIBIT 21


                 [LETTERHEAD OF CAMBRIDGE ANTIBODY TECHNOLOGY]

Professor Raj Parekh
Alchester House
Langford Lane
Nr. Wendlebury
Bicester
Oxon OX6 0NS

                                                                 22 January 2003

Dear Professor Parekh

Service Agreement with Oxford Glycosciences plc

We are writing to you in relation to the proposed merger of Oxford Glycosciences plc with Cambridge Antibody Technology Group plc ("the Merger"), which is proposed to be effected by a scheme of arrangement pursuant to section 425 of the Companies Act 1985.

Subject to and conditionally upon the Merger becoming effective by 30 April
2003:

(a) we would propose that Clause 20.1 of your service agreement with Oxford Glycosciences plc dated 18 March 1998 ("the Service Agreement") be varied to provide that you shall be entitled to give notice of your intention to terminate your employment at any time during the period of 12 months following the date upon which the Merger becomes effective and that such right shall not be conditional upon there having been any material and detrimental change, as described in Clause 20.1 of your Service Agreement;

(b) in consideration of this, you agree (without prejudice to your continuing employment with Oxford Glycosciences plc) at our request made at any time to resign promptly from the board of Oxford Glycosciences plc and from the board of any member of the Oxford Glycosciences plc group of companies without any claim against Oxford Glycosciences plc or any of the members of the Oxford Glycosciences plc group of companies, whether in relation to your employment with or office as a director of such companies, arising from such resignations. Should you fail to do so, the board of Cambridge Antibody Technology Group plc shall be irrevocably authorised to appoint some person in your name and on your behalf to sign any documents and take such other steps as are necessary to give effect to such resignations.

For the avoidance of doubt, the above variation would apply only to the Merger and not to any other change of control that may take place after the Merger has been implemented.

We should be grateful if you would confirm your agreement to the proposed variation by executing this letter below. This letter may be executed in counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but both counterparts shall together constitute one and the same instrument.

EXECUTION:

Dated 22 January 2003

SIGNED AND DELIVERED as a DEED by                 )
JOHN ASTON, Director, and DIANE MELLETT           )   /s/ [ILLEGIBLE]
Secretary duly authorised for and on behalf of    )
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC           )

SIGNED AND DELIVERED as a DEED by RAJ PAREKH      )  /s/ [ILLEGIBLE]
in the presence of                                )


Witness' signature             /s/ John Ilett
                               ----------------------------------
Witness' name (in capitals)    JOHN ILETT
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Witness' Address               13 WEST VIEW, TREE LANE, OXFORD
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Occupation:                    SOLICITOR
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